Rohan S. Weerasinghe General Counsel & Corporate Secretary	Citigroup Inc. 399 Park Avenue 2nd Floor New York, NY 10022	Tel 212 793 1300 Fax 212 793 1290 rohan.weerasinghe@citi.com

March 1, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Citigroup Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 1, 2013.

Respectfully submitted,

/s/ Rohan S. Weerasinghe
Rohan S. Weerasinghe
General Counsel & Corporate Secretary

RSW/pe